                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                        SOUTHWESTERN LIFE HOLDINGS, INC.

                                (NAME OF ISSUER)

                          COMMON STOCK, PAR VALUE $0.01

                         (TITLE OF CLASS OF SECURITIES)

                                    845606102
                      (CUSIP Number of Class of Securities)

                                 PATRICK O'BRIEN
                               CORPORATE SECRETARY
                 SWISS RE LIFE & HEALTH AMERICA HOLDING COMPANY
                                175 KING STREET
                                ARMONK, NY 10504
                                  914.828.8000

                                   COPIES TO:

                                 DAVID A. MASSEY
                         SUTHERLAND ASBILL & BRENNAN LLP
                          1275 PENNSYLVANIA AVENUE, NW
                              WASHINGTON, DC 20004
                                  202.383.0100

                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)

                                 APRIL 26, 2001
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         (continued on following pages)

CUSIP No.  845606102

1) Name of Reporting Person:
Swiss Re Life & Health America Holding Company
S.S. or I.R.S. Identification No. of Above Person: Not required

2) Check the Appropriate Box if a Member of a Group
(a)   [X]
(b)   [_]

3) SEC Use Only

4) Source of Funds:  WC

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Item 2(d) or 2(e) [_]

6) Citizenship or Place of Organization: Delaware

Number of             7)  Sole Voting Power:       -0-
Shares
Beneficially
Owned by              8)  Shared Voting Power: 5,392,295 (1)
Each Reporting
Person With
                      9)  Sole Dispositive Power:  -0-

                     10)  Shared Dispositive Power: 5,392,295 (1)

11) Aggregate Amount Beneficially Owned by Each Reporting Person:

5,392,295 (1)

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
[_]

13) Percent of Class Represented by Amount in Row (11): 56.5% (1)

14) Type of Reporting Person: CO

CUSIP No.  845606102

1) Name of Reporting Person:
SW Holdings Inc.
S.S. or I.R.S. Identification No. of Above Person:  Not required

2) Check the Appropriate Box if a Member of a Group
(a)   [X]
(b)   [_]

3) SEC Use Only

4) Source of Funds:  AF

5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
Item 2(d) or 2(e) [_]

6) Citizenship or Place of Organization:  Delaware

Number of                    7)  Sole Voting Power:           -0-
Shares
Beneficially
Owned by                     8)  Shared Voting Power:  5,392,295 (1)
Each Reporting
Person With
                             9)  Sole Dispositive Power: -0-

                            10)  Shared Dispositive Power: 5,392,295 (1)

11) Aggregate Amount Beneficially Owned by Each Reporting Person:

5,392,295 (1)

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
[_]

13) Percent of Class Represented by Amount in Row (11): 56.5% (1)

14) Type of Reporting Person:  CO

(1) No shares of common stock, par value $0.01 per share, of Southwestern Life Holdings, Inc. have been purchased, directly or indirectly, by the reporting persons. Rather, the reporting persons may be deemed to have beneficial ownership of the shares reported herein pursuant to a voting and tender agreement (as described in Items 3 and 4 of this Statement), entered into in connection with the proposed acquisition by the reporting persons of all of the outstanding shares of common stock, par value $0.01 per share, of Southwestern Life Holdings, Inc. Such beneficial ownership is expressly denied by each of the reporting persons.

ITEM 1.  SECURITY AND ISSUER.

The class of equity securities to which this Statement on Schedule 13D (the "Statement") relates is the common stock, par value $0.01 (the "Stock"), of Southwestern Life Holdings, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 717 North Harwood Street, Dallas, Texas 75201.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)(i) This Statement is filed by Swiss Re Life & Health America Holding Company, a Delaware corporation ("Parent"), and SW Holdings Inc., a Delaware corporation ("Merger Sub"). Parent is a wholly owned subsidiary of Swiss Re America Holding Corporation, a Delaware corporation, which in turn is a wholly owned subsidiary of Schweizerische Rueckversicherungs-Gesellschaft (Swiss Reinsurance Company), a Swiss corporation ("Ultimate Parent").

(a)(ii) The name of each executive officer and director of Ultimate Parent, Parent and Merger Sub is set forth in Schedule 1 hereto, which is incorporated herein by reference.

(b)(i) The principal business address of Parent and Merger Sub is 175 King Street, Armonk, New York 10504. The principal business address of Ultimate Parent is Mythenquai 50/60, CH-8022, Zurich, Switzerland.

(b)(ii) The residence or business address of each executive officer and director of Ultimate Parent, Parent and Merger Sub is set forth in Schedule 1 hereto, which is incorporated herein by reference.

(c)(i) Parent is a holding company for life and health reinsurers doing business in North America.

(c)(ii) Merger Sub is a wholly-owned subsidiary of Parent incorporated for the purpose of acquiring Southwestern Life Holdings, Inc.

(c)(iii) Ultimate Parent is a global reinsurer.

(c)(iv) The principal occupation or employment of each executive officer and director of Ultimate Parent, Parent and Merger Sub (and the name, principal business and address of any corporation or other organization in which such employment is conducted) are set forth in Schedule 1 hereto, which is incorporated herein by reference.

(d) During the last five years, neither Ultimate Parent, Parent, nor Merger Sub, nor, to the best of their knowledge, any of the persons listed on Schedule 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither Ultimate Parent, Parent, nor Merger Sub, nor, to the best of their knowledge, any of the persons listed on Schedule 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of each executive officer and director of Ultimate Parent, Parent and Merger Sub is set forth in Schedule 1 hereto, which is incorporated herein by reference.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

No shares of the Issuer's Stock have been purchased, directly or indirectly, by Parent or Merger Sub. Rather, as an inducement and a condition to its entering into the Merger Agreement (as defined below), Parent, Merger Sub and the Stockholders (as defined below) have entered into a Voting and Tender Agreement (as defined below), pursuant to which the Stockholders have agreed to tender their respective shares of Stock in the Offer (as defined below) and vote their respective shares of Stock in favor of the Merger Agreement (as more fully described in Item 4 of this Statement). The total amount of funds required to purchase all of the shares of Stock pursuant to the Offer, to consummate the merger between Merger Sub and the Issuer and to pay fees and expenses related to the Offer and the Merger is estimated to be approximately $172 million. Merger Sub will obtain all funds needed for the Offer and the Merger through a capital contribution from Parent. Parent currently anticipates funding such capital contribution out of its own resources.

ITEM 4.  PURPOSE OF TRANSACTION.

The reporting persons have not purchased any shares of Stock of the Issuer. Parent and Merger Sub are making this filing solely because they may be deemed to have beneficial ownership of the shares of Stock reported herein pursuant to the Voting and Tender Agreement (as defined below), in order to facilitate the Merger pursuant to the Merger Agreement.

Parent and Merger Sub disclaim beneficial ownership over any shares of Stock, including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any shares of Stock.

THE OFFER AND THE MERGER AGREEMENT

The Issuer, Parent and Merger Sub entered into an Agreement and Plan of Merger, dated as of April 26, 2001, in the form attached hereto as Exhibit 1 (the "Merger Agreement"), which is incorporated herein by reference. Upon the terms and subject to the conditions of the Merger Agreement, Merger Sub has agreed to commence, no later than 10 business days following public announcement of the terms of the Merger Agreement, a tender offer to purchase all outstanding shares of Stock at a price of $18.50 per share, net to the seller in cash without interest (the "Offer"). In addition, upon the terms and subject to the conditions of the Merger Agreement, following the purchase of shares of Stock in the Offer, Merger Sub will be merged with and into the Issuer (the "Merger") and in connection therewith each outstanding share of Stock will be entitled to receive in cash an amount per share equal to the price per share offered in the Offer.

The obligation of Merger Sub to consummate the Offer and to accept for payment and pay for any shares of Stock tendered pursuant to the Offer is subject to a number of conditions, including the valid tender and lack of proper withdrawal as of the expiration of the initial offering period for the Offer of that number of shares of Stock which, together with any shares of Stock then beneficially owned by Merger Sub or Parent, represents at least a majority of the total number of outstanding shares of Stock on a fully diluted basis on the date of purchase.

Upon purchase by Merger Sub of a number of shares of Stock tendered pursuant to the Offer representing at least a majority of the outstanding shares of Stock, Parent will have the right to designate such number of directors, rounded up to the next whole number, to serve on the Issuer's board of directors (the "Board") that will give Parent representation on the Board equal to the product of (i) the number of directors on the Board (after giving effect to the election of any additional directors pursuant to this provision) and (ii) the percentage that such number of shares of Stock beneficially owned by Parent, Merger Sub and their affiliates bears to the number of shares of Stock outstanding. However, prior to the completion of the Merger, the Board will always have at least two members who are not officers of the

Issuer or affiliates of Parent. The Issuer shall also cause individuals designated by Parent or Merger Sub to constitute the same percentage as is on the entire Board to be on (i) each committee of the Board and (ii) each board of directors and each committee thereof of each subsidiary of the Issuer. In furtherance of these rights, the Merger Agreement provides that the Issuer will, upon Parent's request, promptly take all actions necessary to cause Parent's designees to be validly elected or appointed to the Board.

The completion of the Merger is subject to the satisfaction of a number of other conditions, including, if applicable, the approval of the Merger Agreement and Merger by the affirmative vote of the stockholders of the Issuer.

Upon completion of the Merger, or if permissible, upon completion of the Offer, Parent intends to apply for delisting of the Stock from the NASDAQ National Market and for termination of the Issuer's registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

THE VOTING AND TENDER AGREEMENT

In connection with the transactions described above, Parent, Merger Sub and certain significant stockholders (the "Stockholders"), have entered into a Voting and Tender Agreement, dated as of April 26, 2001, in the form attached hereto as Exhibit 2 (the "Voting And Tender Agreement"), which is incorporated herein by reference, whereby each Stockholder has agreed that (i) they will tender, pursuant to and in accordance with the Offer, all shares of Stock, whether beneficially or of record, by such Stockholder on the date of the Voting and Tender Agreement or which they may subsequently acquire (the "Owned Stock"), and (ii) at any meeting of the stockholders of the Issuer, however called, and in any action by consent of the stockholders of the Issuer, they will vote (or cause to be voted) the Owned Stock in favor of the Merger, the Merger Agreement (as amended from time to time) and the transactions contemplated by the Merger Agreement and against any Acquisition Proposal (as defined in the Merger Agreement) by a third party (other than Parent or Merger Sub) or any other action or agreement that is intended or which reasonably could be expected to
(A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement, (B) result in any of the conditions of the Issuer's obligations under the Merger Agreement not being fulfilled or (C) impede, interfere with, delay, postpone or materially adversely affect the Merger and the transactions contemplated by the Merger Agreement.

The Stockholders further agreed that they (i) will immediately terminate any discussions with any third party concerning any Acquisition Proposal and (ii) will not, and will not permit any of their representatives to, directly or indirectly, (A) encourage, solicit or initiate any acquisition proposal, (B) participate in negotiations with, or provide any information to, or otherwise take any other action to assist or facilitate any person or group (other than Parent or Merger Sub or any affiliate or associate of Parent or Merger Sub) concerning any Acquisition Proposal, (C) enter into an agreement with any person, other than Parent or Merger Sub, providing for a possible Acquisition Proposal, or (D) make or authorize any statement, recommendation or solicitation in support of any possible acquisition proposal by any person, other than by Parent or Merger Sub. Notwithstanding the above, the Stockholders may take any action in any capacity as a director, officer or employee of the Issuer permitted under the Merger Agreement.

The Stockholders further agreed that except as provided in the Voting and Tender Agreement they will not, directly or indirectly, transfer to any person any or all Owned Stock and will not cause any security interests, liens, claims, pledges, charges, encumbrances, options, rights of first refusals, agreements, or limitations on such Stockholder's voting rights, to attach to the Owned Stock or to the options to acquire shares of Stock now owned or which may be hereafter acquired or issued. The Stockholders have also agreed not to, directly or indirectly, grant any proxies or powers of attorney, deposit any Owned Stock into a voting trust or enter into a voting agreement, understanding or arrangement with respect to such Owned Stock.

The Voting and Tender Agreement terminates upon the earlier to occur of (i) the date upon which Parent will have purchased and paid for all of the Owned Stock in accordance with the Offer and (ii) the date upon which the Merger Agreement is terminated in accordance with its terms. However, if at the time the Merger Agreement is terminated the Termination Fee (as defined in the Merger Agreement) either is or may become payable, the Voting and Tender Agreement will not terminate unless and until the Termination Fee is paid by the Issuer.

The description of the transactions summarized above are qualified in their entirety by reference to the Exhibits attached hereto. Please refer to the more detailed provisions of the Merger Agreement and the Voting and Tender Agreement set forth as Exhibits attached hereto.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Parent and Merger Sub may be deemed to beneficially own 5,392,295 shares of Stock as a result of entering into the Voting and Tender Agreement, which, based on representations made to Parent by the Issuer in the Merger Agreement, represents approximately 55.1% of the outstanding shares of Stock on a fully diluted basis and 56.5% of the outstanding shares of Stock calculated in accordance with Rule 13d-3 promulgated under the Exchange Act. To the knowledge of Parent and Merger Sub, none of the persons identified in Schedule 1 beneficially owns any securities of the Issuer. Except as specifically set forth herein, Parent and Merger Sub disclaim beneficial ownership over any shares of Stock, including the power to vote, to direct the voting of, to dispose of, or to direct the disposition of, any shares of Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Reference is made to Items 4 and 5 of this Statement, which are incorporated herein by reference, for the description of the contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 of this Statement and between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NUMBER        DESCRIPTION

         1 Agreement and Plan of Merger, dated as of April 26, 2001, by and among Southwestern Life Holdings, Inc., SW Holdings Inc. and Swiss Re Life & Health America Holding Company (Incorporated by reference to Exhibit 2.1 of Southwestern Life Holdings, Inc.'s Current Report on Form 8-K filed with the SEC on April 27, 2001)

         2 Voting and Tender Agreement, dated as of April 26, 2001, by and among SW Holdings Inc. and Swiss Re Life & Health America Holding Company and the Principal Stockholders and, for certain purposes, Southwestern Life Holdings, Inc. (Incorporated by reference to Exhibit 10.1 of Southwestern Life Holdings, Inc.'s Current Report on Form 8-K filed with the SEC on April 27, 2001)

         3 Joint Filing Agreement dated May 7, 2001, among Swiss Re Life & Health America Holding Company and SW Holdings Inc., pursuant to Rule
                             13d-1(k)(1)(iii).



SIGNATURE

After reasonable inquiry and to my best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 7, 2001

SWISS RE LIFE & HEALTH AMERICA HOLDING COMPANY


By:  /s/ Jacques E. Dubois
------------------------
Chairman and CEO


SW HOLDINGS INC.


By:  /s/ W. Weldon Wilson
----------------------------------
Vice President and General Counsel

SCHEDULE 1

                        DIRECTORS AND EXECUTIVE OFFICERS

Set forth below are the names of each director and executive officer of Ultimate Parent, Parent and Merger Sub and the position such director and executive officer holds with such company or, where appropriate, with a subsidiary of such company. Unless otherwise noted below: (i) the principal occupation of such director and executive officer is his or her position with Ultimate Parent, Parent and Merger Sub; (ii) the business address of each director or executive officer of Ultimate Parent is Mythenquai 50/60, CH-8022, Zurich, Switzerland; and (iii) the business address of each director or executive officer of Parent and Merger Sub is 175 King Street, Armonk, New York 10504. Please note that certain directors and executive officers named below formerly held positions with Life Re Corp., which was acquired by Parent in 1998 and renamed "Swiss Re Life & Health America Inc."

----------------------------------------- ---------------------------------------
NAME                                      POSITION WITH ULTIMATE PARENT, PARENT
                                          OR MERGER SUB


----------------------------------------- ---------------------------------------
Peter Forstmoser                          Chairman of the Board of Directors of
                                          Ultimate Parent

----------------------------------------- ---------------------------------------
Thomas W. Bechtler                        Director of Ultimate Parent

----------------------------------------- ---------------------------------------
George L. Farr                            Director of Ultimate Parent; Director
                                          of Parent

----------------------------------------- ---------------------------------------
Rajna N. Gibson                           Director of Ultimate Parent




----------------------------------------- ---------------------------------------
Benedict G.F. Hentsch                     Director of Ultimate Parent

----------------------------------------- ---------------------------------------
Ernesto N. Jutzi                          Director of Ultimate Parent
----------------------------------------- ---------------------------------------
Walter B. Kielholz                        Managing Director, Chief Executive
                                          Officer and Member of Executive Board
                                          of Ultimate Parent; Director of Parent
----------------------------------------- ---------------------------------------
Jorge Paulo Lemann                        Director of Ultimate Parent



----------------------------------------- ---------------------------------------
Lukas Muhlemann                           Vice Chairman of Board of Directors
                                          of Ultimate Parent
----------------------------------------- ---------------------------------------

----------------------------------------- ---------------------------------------------------- --------------------------
NAME                                      PRINCIPAL OCCUPATION, BUSINESS ADDRESS AND           CITIZENSHIP
                                          FIVE-YEAR EMPLOYMENT HISTORY (IF NOT POSITION
                                          WITH, OR NOT BUSINESS ADDRESS OF, ULTIMATE PARENT,
                                          PARENT OR MERGER SUB)
----------------------------------------- ---------------------------------------------------- --------------------------
Peter Forstmoser                          Professor of Law, University of Zurich (Present);    Swiss
                                          Partner, Niederer Kraft & Frey (law firm)
                                          (1975-Present)
----------------------------------------- ---------------------------------------------------- --------------------------
Thomas W. Bechtler                        Managing Director, Hesta AG, Seestrasse 21,
                                          CH-8700 Kusnacht (1982-Present)                      Swiss
----------------------------------------- ---------------------------------------------------- --------------------------
George L. Farr                            Principal, Muirhead Holdings, LLC, 9 Greenwich       USA
                                          Office Park, Greenwich, CT 06831 (Present);
                                          Chairman, Coranta Energy, 2 Penn Plaza
                                          New York (1999-Present) Vice Chairman,
                                          American Express Company, USA (1995-1998)
----------------------------------------- ---------------------------------------------------- --------------------------
Rajna N. Gibson                           Professor of Financial Economics, Swiss Banking      Swiss
                                          Institute, University of Zurich, Plattenstrasse
                                          14, CH-8032 Zurich (Present); Professor of
                                          Finance, University of Lausanne, Switzerland
                                          (1991-2000)
----------------------------------------- ---------------------------------------------------- --------------------------
Benedict G.F. Hentsch                     Managing Partner, Darier Hentsch & Cie, P.O. Box     Swiss
                                          5045, CH-1211 Geneva 11
----------------------------------------- ---------------------------------------------------- --------------------------
Ernesto N. Jutzi                          Retired (Present); CEO of Swiss Re Zurich 1993-1995  Swiss
----------------------------------------- ---------------------------------------------------- --------------------------
Walter B. Kielholz                        C/o Ultimate Parent (Present Business Address)       Swiss


----------------------------------------- ---------------------------------------------------- --------------------------
Jorge Paulo Lemann                        Managing Partner, G.P. Investimentos, Av. Brig.      Brazilian and Swiss
                                          Faria Lima 3729, 7 degrees Andar, 04538-905 Sao
                                          Paulo, SP, Brazil (Present); Founding Partner,
                                          Banco de Investimentos Garantia S.A. (1971-1998)
----------------------------------------- ---------------------------------------------------- --------------------------
Lukas Muhlemann                           Chairman and Chief Executive Officer, Credit         Swiss
                                          Suisse Group, Paradeplatz 8, CH-8070 Zurich
                                          (Present); Managing Director & CEO, Ultimate
                                          Parent (1994-1996)
----------------------------------------- ---------------------------------------------------- --------------------------

----------------------------------------- ---------------------------------------
NAME                                      POSITION WITH ULTIMATE PARENT, PARENT
                                          OR MERGER SUB


----------------------------------------- ---------------------------------------
Walter H. Anderau                         Division Head - Communications and
                                          Human Resources, Member of the
                                          Executive Board of Ultimate Parent
----------------------------------------- ---------------------------------------
H. Andreas Beerli                         Chief Executive Officer, Americas
                                          Division, Member of the Executive
                                          Board of Ultimate Parent; Director of
                                          Parent
----------------------------------------- ---------------------------------------
Giuseppe A. L. Benelli                    Chief Investment Officer, Member of
                                          the Executive Board of Ultimate Parent
----------------------------------------- ---------------------------------------
John R. Coomber                           Division Head - Swiss Re Life &
                                          Health, Member of the Executive Board
                                          of Ultimate Parent; Director of Parent
----------------------------------------- ---------------------------------------
Jacques E. Dubois                         Deputy Division Head - Swiss Re Life
                                          & Health, Member of the Executive
                                          Board of Ultimate Parent; Director
                                          and Chairman & Chief Executive
                                          Officer of Parent
----------------------------------------- ---------------------------------------
John H. Fitzpatrick                       Chief Financial Officer, Member of
                                          the Executive Board of Ultimate
                                          Parent; Director of Parent

----------------------------------------- ---------------------------------------
John J. Hendrickson                       Division Head - Swiss Re Capital
                                          Partners, Member of the Executive
                                          Board of Ultimate Parent; Director of
                                          Parent
----------------------------------------- ---------------------------------------
Rudolf Kellenberger                       Deputy CEO and Head of Non-Life
                                          Operations, Member of the Executive
                                          Board of Ultimate Parent
----------------------------------------- ---------------------------------------
Michel M. Lies                            Division Head - Europe, Member of the
                                          Executive Board of Ultimate Parent
----------------------------------------- ---------------------------------------
Stefan Lippe                              Division Head - Bavarian Re, Member
                                          of the Executive Board of Ultimate
                                          Parent
----------------------------------------- ---------------------------------------
Pierre L. Ozendo                          Division Head - Asia, Member of the
                                          Executive Board of Ultimate Parent
----------------------------------------- ---------------------------------------
Bruno O. Porro                            Division Head - Reinsurance & Risk,
                                          Member of the Executive Board of
                                          Ultimate Parent
----------------------------------------- ---------------------------------------
Yury Zaytsev                              Division Head - Information
                                          Technology, Member of the Executive
                                          Board of Ultimate Parent
----------------------------------------- ---------------------------------------
Erwin K. Zimmerman                        Division Head - Swiss Re


----------------------------------------- ---------------------------------------

----------------------------------------- ---------------------------------------------------- --------------------------
NAME                                      PRINCIPAL OCCUPATION, BUSINESS ADDRESS AND           CITIZENSHIP
                                          FIVE-YEAR EMPLOYMENT HISTORY (IF NOT POSITION
                                          WITH, OR NOT BUSINESS ADDRESS OF, ULTIMATE PARENT,
                                          PARENT OR MERGER SUB)
----------------------------------------- ---------------------------------------------------- --------------------------
Walter H. Anderau                         Vice President, Corporate Affairs, Kraft Jacobs      Swiss
                                          Suchard AG, Zurich (1987-1998)
----------------------------------------- ---------------------------------------------------- --------------------------
H. Andreas Beerli                         Swiss Reinsurance America Corp., 175 King Street,    Swiss
                                          Armonk, New York 10504 (Present Business Address);
                                          Managing Director, Swiss Re Italia, S.p.A.
                                          (1997-1999)
----------------------------------------- ---------------------------------------------------- --------------------------
Giuseppe A. L. Benelli                    Chief Investment Officer, Bank Leu Ltd., Zurich,     Swiss
                                          Switzerland (1988-1999)
----------------------------------------- ---------------------------------------------------- --------------------------
John R. Coomber                           C/o Swiss Re Life & Health, International            British
                                          Financial Centre, Old Broad Street, London EC2N 1HQ
----------------------------------------- ---------------------------------------------------- --------------------------
Jacques E. Dubois                         C/o Parent (Present Business Address) formerly with  USA
                                          Life Re Corp & certain of its subsidiaries as
                                          President and COO (1988-1998)
----------------------------------------- ---------------------------------------------------- --------------------------
John H. Fitzpatrick                       C/o Ultimate Parent (Present Business Address);      USA
                                          Senior Managing Director, Securitas Capital, LLC
                                          (1998); Senior Managing Director, Zurich Centre
                                          Resources, Schaumburg, IL (1996-1997); Executive
                                          Vice President, Kemper Corporation (1993-1996)
----------------------------------------- ---------------------------------------------------- --------------------------
John J. Hendrickson                       Swiss Re Capital Partners (US), 150 California       USA
                                          Street, San Francisco, CA 94111
----------------------------------------- ---------------------------------------------------- --------------------------
Rudolf Kellenberger                       C/o Ultimate Parent (Present Business Address)       Swiss


----------------------------------------- ---------------------------------------------------- --------------------------
Michel M. Lies                            C/o Ultimate Parent (Present Business Address)       Luxembourg

----------------------------------------- ---------------------------------------------------- --------------------------
Stefan Lippe                              C/o Ultimate Parent (Present Business Address);      German
                                          CEO, Bayerische Ruck, Munich, Germany
                                          (1993-Present)
----------------------------------------- ---------------------------------------------------- --------------------------
Pierre L. Ozendo                          CEO & Managing Director, Union Re, Zurich            France
                                          (1995-1998)
----------------------------------------- ---------------------------------------------------- --------------------------
Bruno O. Porro                            C/o Ultimate Parent (Present Business Address)       Swiss


----------------------------------------- ---------------------------------------------------- --------------------------
Yury Zaytsev                              C/o Ultimate Parent (Present Business Address)       USA


----------------------------------------- ---------------------------------------------------- --------------------------
Erwin K. Zimmerman                        C/o Ultimate Parent (Present Business Address)       German


----------------------------------------- ---------------------------------------------------- --------------------------

----------------------------------------- ---------------------------------------
NAME                                      POSITION WITH ULTIMATE PARENT, PARENT
                                          OR MERGER SUB


----------------------------------------- ---------------------------------------
                                          New Markets, Member of the Executive
                                          Board of Ultimate Parent;
                                          Director of Parent
----------------------------------------- ---------------------------------------
David H. Atkins                           Director of Parent


----------------------------------------- ---------------------------------------
F. Sedgewick Browne                       Director of Parent

----------------------------------------- ---------------------------------------
Thomas H. Fox                             Director of Parent

----------------------------------------- ---------------------------------------
William L. Musser, Jr.                    Director of Parent

----------------------------------------- ---------------------------------------
Prakash A. Shimpi                         Director of Parent


----------------------------------------- ---------------------------------------
Chris C. Stroup                           Director of Parent; Director and
                                          President of Merger Sub


----------------------------------------- ---------------------------------------
John C. Sweeney                           Director of Parent


----------------------------------------- ---------------------------------------
N. David Thompson                         Director of Parent

----------------------------------------- ---------------------------------------
Charles G. Watson                         Director of Parent

----------------------------------------- ---------------------------------------
W. Weldon Wilson                          Director and Vice President and
                                          General Counsel of Merger Sub



----------------------------------------- ---------------------------------------
Alan Head                                 Director and Vice President, Chief
                                          Financial Officer and Treasurer of
                                          Merger Sub


----------------------------------------- ---------------------------------------

----------------------------------------- ---------------------------------------------------- --------------------------
NAME                                      PRINCIPAL OCCUPATION, BUSINESS ADDRESS AND           CITIZENSHIP
                                          FIVE-YEAR EMPLOYMENT HISTORY (IF NOT POSITION
                                          WITH, OR NOT BUSINESS ADDRESS OF, ULTIMATE PARENT,
                                          PARENT OR MERGER SUB)
----------------------------------------- ---------------------------------------------------- --------------------------
                                          Address)


----------------------------------------- ---------------------------------------------------- --------------------------
David H. Atkins                           Senior Advisor, Lang Michener, BCE Place, Suite      British
                                          2500, 181 Bay Street, Toronto, Ontario, Canada M5J
                                          2T7
----------------------------------------- ---------------------------------------------------- --------------------------
F. Sedgewick Browne                       Partner, Morgan, Lewis & Bockius, 101 Park Avenue,   USA
                                          New York, NY 10178
----------------------------------------- ---------------------------------------------------- --------------------------
Thomas H. Fox                             Retired; formerly Managing Director, JP Morgan &     USA
                                          Company Inc.
----------------------------------------- ---------------------------------------------------- --------------------------
William L. Musser, Jr.                    General Partner, New Frontier Capital, L.P., 919     USA
                                          Third Avenue, 6th Floor, New York, NY 10022
----------------------------------------- ---------------------------------------------------- --------------------------
Prakash A. Shimpi                         Managing Principal (US), Swiss Re New Markets        Singapore
                                          Corporation, 55 E. 52nd Street (44th Floor), New
                                          York, NY 10055
----------------------------------------- ---------------------------------------------------- --------------------------
Chris C. Stroup                           Director and President & Chief Executive Officer     USA
                                          of Swiss Re Life & Health America Inc., 969 High
                                          Ridge Road, Stamford, CT 06905; formerly with Life
                                          Re Corp. & certain of its subsidiaries (1996-1998)
----------------------------------------- ---------------------------------------------------- --------------------------
John C. Sweeney                           President and Chief Executive Officer, Swiss Re      USA
                                          Investors, Inc., 55 E. 52nd Street, New York, NY
                                          10055
----------------------------------------- ---------------------------------------------------- --------------------------
N. David Thompson                         Retired; formerly Chairman and Chief Executive       USA
                                          Officer, Swiss Re America Holding Corporation
----------------------------------------- ---------------------------------------------------- --------------------------
Charles G. Watson                         Retired; formerly Managing Partner, Brundage,        USA
                                          Story & Rose
----------------------------------------- ---------------------------------------------------- --------------------------
W. Weldon Wilson                          Director and Executive Vice President & General      USA
                                          Counsel of Swiss Re Life & Health America Inc.,
                                          969 High Ridge Road, Stamford, CT 06905; formerly
                                          with Life Re Corp. & certain of its subsidiaries
                                          (1991-1998)
----------------------------------------- ---------------------------------------------------- --------------------------
Alan Head                                 Director and Executive Vice President & Chief        USA
                                          Financial Officer of Swiss Re Life & Health
                                          America Inc., 969 High Ridge Road, Stamford, CT
                                          06905; formerly with Life Re Corp. & certain of
                                          its subsidiaries (1994-1998)
----------------------------------------- ---------------------------------------------------- --------------------------

EXHIBIT INDEX


     EXHIBIT NO.             DESCRIPTION

         1 Agreement and Plan of Merger, dated as of April 26, 2001, by and among Southwestern Life Holdings, Inc., SW Holdings Inc. and Swiss Re Life & Health America Holding Company (Incorporated by reference to Exhibit 2.1 of Southwestern Life Holdings, Inc.'s Current Report on Form 8-K filed with the SEC on April 27, 2001)

         2 Voting and Tender Agreement, dated as of April 26, 2001, by and among SW Holdings Inc. and Swiss Re Life & Health America Holding Company and the Principal Stockholders and, for certain purposes, Southwestern Life Holdings, Inc. (Incorporated by reference to Exhibit 10.1 of Southwestern Life Holdings, Inc.'s Current Report on Form 8-K filed with the SEC on April 27, 2001)

         3 Joint Filing Agreement dated May 7, 2001, among Swiss Re Life & Health America Holding Company and SW Holdings Inc., pursuant to Rule 13d-1(k)(1)(iii)